EXHIBIT 28.1


NEWS RELEASE


Contact:  Gil Roeder, APC Media Communications, tel.  510/272-7702.

For Immediate Release


APC COMMITS TO BUILD THREE NEW SHIPS AT DAEWOO


OAKLAND, December 6, 1993 -- American President Companies (APC) has entered into an agreement with Daewoo Shipbuilding and Heavy Machinery, Ltd., of Korea, under which Daewoo will construct three new diesel-powered
containerships for delivery in 1996.   Each  of the new ships will have a cargo-
carrying capacity of approximately 3600 TEUs (twenty-foot equivalent units), including slots for 250 refrigerated cargo containers, and a service speed
of about 23.5 knots.   The  new  ships,  in combination  with  capacity from six
C11-class ships currently under contract for construction, will replace four chartered vessels now operated in American President Lines'
West Asia/Middle East service.


        The new ship program will cost approximately $190 million, and will be financed by funds from a recent debt offering and internally generated cash flow. The agreement is contingent upon the finalization of certain export licensing arrangements in Korea.


        In announcing the transaction, APC Chairman John M. Lillie said: "These new ships will further strengthen our services in some of the world's fastest-growing trade lanes."


        Oakland, California-based American President Companies provides container transportation and related services through an intermodal system combining ocean, rail and truck transportation.